December 28, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Carlos Pacho, Senior Assistant Chief Accountant
Terry French, Accountant Branch Chief
Claire DeLabar, Senior Staff Accountant

Re:	Vocera Communications, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 16, 2016

Form 8-K

Filed October 27, 2016

File No. 001-35469

Ladies and Gentlemen:

This letter is being submitted by Vocera Communications, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on December 16, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on March 16, 2016 and Form 8-K filed with the Commission on October 27, 2016 (the “Form 8-K”) (File No. 001-35469). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 8-K dated October 27, 2016

Exhibit 99.01

1.	We note that your presentation of Adjusted EBITDA on page one omits the comparable GAAP measure. In your next earnings release please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

Vocera Communications, Inc.	T: 408 882 5100
525 Race Street	vocera.com
San Jose, CA 95126

Securities and Exchange Commission

December 28, 2016

Response:

Please find attached as Exhibit A a revised draft of our earnings release, marked against the original earnings release issued on October 27, 2016 and attached as Exhibit B a clean draft, which illustrate our intended revised disclosure to include GAAP net loss in greater prominence to the disclosure of adjusted EBITDA in future earnings releases.

2.	Your presentation of a full non-GAAP income statement as a reconciliation of GAAP to non-GAAP is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

Response:

Please find attached as Exhibit A a revised draft of our earnings release, marked against the original earnings release issued on October 27, 2016 and attached as Exhibit B a clean draft, which illustrate our intended revisions to comply with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016 in future earnings releases.

***

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at 408.882.5910 or, in my absence, Brent Lang, Executive Chief Executive Officer at 408.882.5910.

Sincerely,

/s/ Justin Spencer
Justin Spencer
Chief Financial Officer

cc:	Brent Lang, Vocera Communications, Inc.

Jason Ainsworth, Deloitte & Touche LLP

Daniel Winnike, Fenwick & West LLP

Securities and Exchange Commission

December 28, 2016

Exhibit A

Vocera Announces Third Quarter Revenue of $33.8 million and Raises FY’16 Revenue Guidance

SAN JOSE, Calif. - October 27, 2016 - Vocera Communications, Inc. (NYSE: VCRA), the leading healthcare communications company, today reported total revenue of $33.8 million, an increase of 28% compared to revenue of $26.5 million in the third quarter of 2015.

“The third quarter of 2016 was an outstanding quarter for our business. The market demand for our products is expanding, as both new and existing customers seek solutions to address communication and collaboration challenges and improve patient safety and staff experience. Our success in the market is confirmation that the Vocera software platform is resonating with customers.” said Brent Lang, president and CEO of Vocera. “We are executing well as a company, and our sales, customer deployments, and product development efforts are on track for continued success.”

Third quarter of 2016 financial highlights include:

•	Total revenue of $33.8 million, up 28% year-over-year

•	GAAP loss per share of $(0.04); non-GAAP earnings per share of $0.08

•	GAAP net loss of $(1.2) million; Adjusted EBITDA of $2.6 million

•	Deferred revenue of $41.8 million as of September 30, 2016

•	Cash, cash equivalents and short-term investments of $121.6 million; no debt

Third Quarter 2016 Results

Total revenue for the third quarter of 2016 was $33.8 million, compared to $26.5 million in the third quarter of 2015.

(in thousands)	Three months ended September 30,
	2016	2015	% change
Product revenue
Device	$14,106	$10,448	35.0%
Software	5,197	3,696	40.6

Total product	19,303	14,144	36.5
Service revenue
Maintenance and support	11,037	9,852	12.0
Professional services and training	3,415	2,458	38.9

Total service	14,452	12,310	17.4

Total revenue	$33,755	$26,454	27.6%

Securities and Exchange Commission

December 28, 2016

GAAP gross margin for the third quarter of 2016 was 63.6%, compared to 61.4% in the third quarter of 2015.

	Three months ended September 30,
	2016	2015
Gross margin
Product	68.7%	62.9%
Service	56.7	59.6
Total gross margin	63.6%	61.4%

Non-GAAP gross margin
Product	69.3%	63.9%
Service	58.4	61.7
Total non-GAAP gross margin	64.6%	62.8%

GAAP net loss for the third quarter of 2016 was $(1.2) million, or $(0.04) per share, compared to $(4.5) million, or $(0.17) per share in the third quarter of 2015. Both Adjusted EBITDA and non-GAAP net income were positive in the third quarter of 2016.

	Three months ended September 30,
(in thousands except per share amounts)	2016	2015
Net loss	$(1,197)	$(4,464)
Net loss per share	$(0.04)	$(0.17)
Non-GAAP net income (loss)	$2,143	$(1,055)
Non-GAAP net income (loss) per share	$0.08	$(0.04)
Adjusted EBITDA	$2,649	$(449)

Deferred revenue at September 30, 2016, was $41.8 million, compared to $34.1 million at September 30, 2015, and $39.6 million at December 31, 2015. Strong expense and working capital management resulted in cash, cash equivalents and short-term investments of $121.6 million at September 30, 2016, compared to $116.1 million at September 30, 2015, and $116.8 million at December 31, 2015. The Company continues to have a strong balance sheet with no debt.

Securities and Exchange Commission

December 28, 2016

Full Year and Fourth Quarter 2016 Guidance

Earlier today, the Company announced the acquisition of Extension Healthcare in a separate press release. As part of this acquisition the Company will issue restricted stock units totaling approximately 300,000 shares of Vocera common stock to approximately 140 Extension Healthcare employees who will join Vocera. These restricted stock units will vest over three years after the closing. The Company’s guidance incorporates the estimated impact of the acquisition except for the amortization of acquired intangibles which will be determined as part of purchase accounting.

The Company is raising full-year 2016 revenue guidance to between $126 million and $128 million and a GAAP loss per share between $(0.58) and $(0.51). The Company also raised full-year 2016 non-GAAP net income per share guidance to be between $0.01 and $0.07 and non-GAAP Adjusted EBITDA to be between $2.5 and $4.0 million.

(in millions except per share amounts)	Q4’16		FY’16
	Low	High	Low	High
Revenue	$34.3	$36.3	$126.0	$128.0
Loss per share	$(0.30)	$(0.23)	$(0.58)	$(0.51)
Diluted non-GAAP net income (loss) per share	$(0.06)	$—	$0.01	$0.07
Adjusted EBITDA	$(0.8)	$0.7	$2.5	$4.0

Certain amounts in our release may not re-compute due to rounding. A reconciliation of non-GAAP to GAAP financial measures, and fourth quarter and full-year guidance, are included in the financial schedules, linked below.

Link to third-quarter financial statements, guidance and reconciliation to GAAP:

http://www.vocera.com/public/earnings/VCRA-Q3-16-Financials.pdf

The restricted stock units described above to Extension Healthcare employees will be made from an inducement plan for the acquisition adopted by the Company’s Board of Directors without shareholder approval pursuant to the inducement exemption provided under the NYSE listing rules.

Conference Call Information

Vocera Communications will host a conference call at 5 p.m. ET (2 p.m. PT) today, October 27, 2016, to discuss the Company’s results.

Investors may access a free, live webcast of the call through the Investors section of the Company’s website at investors.vocera.com.

The call also can be accessed by dialing 844-464-3152, or 508-637-5574 for international callers, and using the access code 81440273.

A webcast replay of the call will be archived on the Vocera website.

Securities and Exchange Commission

December 28, 2016

Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding future events, such as our ability to continue execute on our business plans and strategies and our expected operating results for the fourth quarter and full year 2016. These forward-looking statements are based on limited information currently available to us and our management`s expectations, which are inherently subject to change and involve a number of risks and uncertainties.

Actual events or results may differ materially from those in any forward-looking statement due to various factors, including but not limited to, our ability to achieve anticipated strategic or financial benefits from our acquisitions; changes in regulations in the U.S. and other countries; the effects on government and commercial hospital customers of the federal budget and budgetary uncertainty; changes in healthcare insurance coverage and consumers’ utilization of healthcare and hospital services; our ability to achieve and maintain profitability; the demand for our various solutions in the healthcare and other markets; our lengthy and unpredictable sales cycle; our ability to offer high-quality services and support for our solutions; our ability to acquire the sole and limited source hardware and software components of our solutions; our ability to obtain the required capacity and product quality from our contract manufacturer; our ability to develop and introduce new solutions and features to existing solutions and to manage our growth; and the other factors described in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as our other filings with the Securities and Exchange Commission (SEC). Our filings with the SEC are available on the Investors section of the Company`s web site at www.vocera.com. The financial and other information contained in this press release should be read in conjunction with the financial statements and notes thereto included in our filings with the SEC. Our operating results for any historical period, including the third quarter of 2016, are not necessarily indicative of our operating results for any future periods. This press release speaks only as of its date. We assume no obligation to update the information in this press release, to revise any forward-looking statements, or to update the reasons actual events or results could differ materially from those anticipated in forward-looking statements.

Use of Non-GAAP Financial Information

This press release contains financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Our management evaluates the Company’s results and makes operating decisions using various GAAP and non-GAAP measures. In addition to our GAAP results, we also consider non-GAAP gross margin, non-GAAP gross margin for products and for services, non-GAAP net income/(loss), non-GAAP earnings/(loss) per diluted share and non-GAAP operating ~~expense~~expenses. We also present Adjusted EBITDA, a non-GAAP measure that we reconcile to net income/(loss). These non-GAAP measures should not be considered as a substitute for the corresponding financial measure derived in accordance with GAAP. We present the non-GAAP measures because we consider them to be important supplemental information for our investors for analyzing our performance, core operating results and trends. Investors are encouraged to review the reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures included with this press release.

Securities and Exchange Commission

December 28, 2016

Our non-GAAP gross margins, non-GAAP net income/(loss), non-GAAP earnings/(loss) per diluted share, non-GAAP operating ~~expense~~expenses, and Adjusted EBITDA are exclusive of certain items to facilitate management’s review of the comparability of our core operating results on a period to period basis because such items are not related to our ongoing core operating results as viewed by management. We define our “core operating results” as those revenues recorded in a particular period and the expenses incurred within that period that directly drive operating income in that period. Management uses these non-GAAP financial measures in making operating decisions because, in addition to meaningful supplemental information regarding operating performance, the measures give us a better understanding of how we should invest in research and development, fund infrastructure growth and evaluate the effectiveness of marketing strategies. In calculating the above non-GAAP results, management specifically adjusted for the following excluded items:

a) Stock-based compensation expense impact. We recognize equity plan-related compensation expenses, which represent the fair value of all share-based payments to employees, including grants of employee stock options and restricted stock units as non-GAAP adjustments in each period.

b) Amortization of acquired intangibles. We acquired certain companies in 2010 and 2014 and we have just announced an acquisition in 2016, and booked, or expect to book intangible assets related to these acquisitions. The amortization of these acquired intangible assets is excluded from non-GAAP net income because it is not related to ongoing controllable management decisions and because it is non-cash in nature.

c) Securities litigation. In August 2013, Vocera and other related parties were named as defendants in two purported securities class actions, alleging claims for allegedly misleading statements regarding our business and financial results. An agreement in principle to settle these matters has been agreed to by Vocera and lead plaintiff counsel in the third quarter of 2015 and the settlement, which called for payment of $9 million, was funded entirely and directly by our insurance carriers and paid during the three months ended September 30, 2016. Our projections of net income/(loss), and non-GAAP earnings/(loss) per diluted share for the full year and fourth quarter of 2016 do not give effect to any such future legal expenses because we do not regard them as reflective of the costs we incur to operate our business. For the same reason, our non-GAAP results exclude these securities litigation expenses.

d) Acquisition related expenses. In addition to the amortization of acquired intangibles mentioned above, we also adjust for certain acquisition-related expenses that we may incur including (i) professional service fees and (ii) transition costs. Professional service fees include third party costs related to the acquisition, such as due diligence costs, accounting fees, legal fees, valuation services and commissions, if any. Transition costs include retention payments, transitional employee costs and earn-out payments treated as compensation expense. We consider such costs and adjustments as highly variable in amount and frequency, being significantly impacted by the timing and size of any acquisitions. By excluding acquisition-related costs and adjustments from our non-GAAP measures, management can better focus on the organic continuing operations of our baseline and acquired businesses.

Securities and Exchange Commission

December 28, 2016

e) Restructuring costs. We exclude restructuring costs from non-GAAP measures because we do not regard these limited-term or one-time costs as reflective of normal costs we incur to operate our business. These are defined in U.S. GAAP to include one-time employee termination benefits, contract termination costs, and other associated costs, with respect to exit or disposal activities.

Management adjusts for the above items because management believes that, in general, these items possess one or more of the following characteristics: their magnitude and timing is largely outside of Vocera’s control; they are unrelated to the ongoing operation of the business in the ordinary course; they are unusual and we do not expect them to occur in the ordinary course of business; or they are non-operational, or non-cash expenses involving stock option grants.

We believe that the presentation of these non-GAAP financial measures is warranted for several reasons:

1) Such non-GAAP financial measures provide an additional analytical tool for understanding our financial performance by excluding the impact of items which may obscure trends in the core operating results of the business;

2) These non-GAAP financial measures facilitate comparisons to the operating results of other companies commonly compared to us, which use similar financial measures to supplement their GAAP results, thus enhancing the perspective of investors who wish to utilize such comparisons in their analysis of our performance; and

3) These non-GAAP financial measures are employed by our management in their own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting.

Set forth below are additional reasons why share-based compensation expense is excluded from our non-GAAP financial measures:

i) While share-based compensation constitutes one of our ongoing and recurring expenses, it is not an expense that requires cash settlement by us. We therefore exclude these charges for purposes of evaluating core operating results. Thus, our non-GAAP measurements are presented exclusive of stock-based compensation expense to assist management and investors in evaluating our core operating results.

ii) We present share-based payment compensation expense in our reconciliation of non-GAAP financial measures on a pre-tax basis because the exact tax differences related to the timing and deductibility of share-based compensation are dependent upon the trading price of our common stock and the timing and exercise by employees of their stock options. As a result of these timing and market uncertainties, the tax effect related to share-based compensation expense would be inconsistent in amount and frequency and is therefore excluded from our non-GAAP results.

Securities and Exchange Commission

December 28, 2016

As stated above, we present non-GAAP financial measures because we consider them to be important supplemental measures of performance. However, non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for our GAAP results. In the future, we expect to incur expenses similar to certain of the non-GAAP adjustments described above and expect to continue reporting non-GAAP financial measures excluding such items. Some of the limitations in relying on non-GAAP financial measures are:

•	Our stock options, restricted stock units, and stock purchase plans are important components of incentive compensation arrangements and will be reflected as expenses in our GAAP results for the foreseeable future; and

•	Other companies may calculate non-GAAP financial measures differently than us, limiting their usefulness as a comparative measure.

Pursuant to the requirements of SEC Regulation G, a detailed reconciliation between our non-GAAP and GAAP financial results is set forth in the financial tables referred to above, and linked to, this press release. Investors are advised to carefully review and consider this information strictly as a supplement to the GAAP results for the respective periods.

About Vocera:

Vocera Communications, Inc. offers one of the most robust clinical communications systems in healthcare. Vocera delivers secure, integrated and intelligent communication solutions that enable care teams to collaborate more efficiently by delivering the right information, to the right person, on the right device, in the right location, at the right time. Vocera solutions provide hands-free voice communication, smartphone applications, secure text messaging, patient engagement tools, and integrated clinical workflow with EHRs, nurse call systems and physiological monitors. These solutions help improve operational efficiency, quality of care, safety and satisfaction across the continuum of care. In addition to technology solutions, Vocera drives thought leadership and new standards in care to elevate patient, family, nurse and physician experiences via the company’s research collaborative, the Experience Innovation Network. Vocera is led by President and CEO Brent Lang and is headquartered in San Jose, California, with offices in San Francisco, Tennessee, Canada, India, United Arab Emirates and the United Kingdom. Robert J. Zollars is the Chairman of the Board. For more information, visit www.vocera.com and @VoceraComm on Twitter.

The Vocera logo is a trademark of Vocera Communications, Inc. Vocera® is a trademark of Vocera Communications, Inc. registered in the United States and other jurisdictions. All other trademarks appearing in this release are the property of their respective owners.

Securities and Exchange Commission

December 28, 2016

Contacts:

Investors:

Sue Dooley

Vocera Communications, Inc.

408.882.5971

investorrelations@vocera.com

Media:

Tara Stultz

Amendola Communications

440.225.9595

tstultz@acmarketingpr.com

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue
Product	$19,303	$14,144	$50,807	$39,926
Service	14,452	12,310	40,877	35,795

Total revenue	33,755	26,454	91,684	75,721

Cost of revenue
Product	6,042	5,248	16,435	14,403
Service	6,253	4,968	18,037	14,733

Total cost of revenue	12,295	10,216	34,472	29,136

Gross profit	21,460	16,238	57,212	46,585

Operating expenses
Research and development	4,286	4,252	12,686	12,977
Sales and marketing	13,305	12,178	38,078	34,694
General and administrative	5,138	4,146	14,099	12,714

Total operating expenses	22,729	20,576	64,863	60,385

Loss from operations	(1,269)	(4,338)	(7,651)	(13,800)
Interest income	196	139	573	366
Other expense, net	(75)	(149)	(226)	(314)

Loss before income taxes	(1,148)	(4,348)	(7,304)	(13,748)
Provision for income taxes	(49)	(116)	(183)	(374)

Net loss	$(1,197)	$(4,464)	$(7,487)	$(14,122)

Net loss per share
Basic and diluted	$(0.04)	$(0.17)	$(0.28)	$(0.55)

Weighted average shares used to compute net loss per share
Basic and diluted	27,024	26,131	26,675	25,878

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Condensed Consolidated Balance Sheets

(In Thousands)

(Unaudited)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$41,100	$20,572
Short-term investments	80,509	96,202
Accounts receivable, net of allowance	17,772	22,605
Other receivables	869	1,009
Inventories	4,083	2,713
Prepaid expenses and other current assets	2,756	2,165

Total current assets	147,089	145,266
Property and equipment, net	6,109	3,620
Intangible assets, net	1,825	2,375
Goodwill	9,988	9,988
Other long-term assets	1,111	1,012

Total assets	$166,122	$162,261

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$2,844	$2,932
Accrued payroll and other current liabilities	12,081	13,339
Deferred revenue, current	33,678	31,495

Total current liabilities	48,603	47,766
Deferred revenue, long-term	8,139	8,097
Other long-term liabilities	4,260	1,967

Total liabilities	61,002	57,830
Stockholders’ equity	105,120	104,431

Total liabilities and stockholders’ equity	$166,122	$162,261

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

~~Reconciliation of GAAP to Non-GAAP~~

~~(In thousands, except per share amounts)~~

~~(Unaudited)~~

(In thousands)	GAAP 2016			Stock ~~Stock~~ compensation expense (a)			Intangible ~~Intangible~~ amortization (b)		Acquisition ~~Acquisition~~ related expense (c)	~~related~~Total ~~expense~~ adjustments		~~Total adjustments~~		Non-GAAP 2016
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product		$19,303								$—		$—		$19,303
Service		14,452								—		—		14,452

Total revenue		33,755			—		—		—	—		—		33,755

Cost of revenue
Product		6,042			61		60			121		~~121~~		5,921
Service		6,253			237		—			237		~~237~~		6,016

Total cost of revenue		12,295			298		60		—	358		~~358~~		11,937

Gross profit		21,460			(298)		(60)		—	(358)		~~(358~~	)	21,818

(In thousands)	GAAP 2016			Stock compensation expense (a)			Intangible amortization (b)		Acquisition related expense (c)	Total adjustments		~~Total adjustments~~		Non-GAAP 2016
Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development		4,286			287		—			287		~~287~~		3,999
Sales and marketing		13,305			1,102		46			1,148		~~1,148~~		12,157
General and administrative		5,138			1,213		72		262	1,547		~~1,547~~		3,591

Total operating expenses		22,729			2,602		118		262	2,982		~~2,982~~		19,747

~~Income (loss) from operations~~		~~(1,269~~	)		~~(2,900~~	)	~~(178~~	)	~~—~~	~~(262~~	)	~~(3,340~~	)	~~2,071~~
~~Interest income~~		~~196~~										~~—~~		~~196~~
~~Other expense, net~~		~~(75~~	)									~~—~~		~~(75~~	)

~~Income (loss) before income taxes~~		~~(1,148~~	)		~~(2,900~~	)	~~(178~~	)	~~—~~	~~(262~~	)	~~(3,340~~	)	~~2,192~~
~~Provision for income taxes~~		~~(49~~	)									~~—~~		~~(49~~	)

~~Net Income (loss)~~	~~$~~	~~(1,197~~	)	~~$~~	~~(2,900~~	)	~~$ (178~~	)	$ ~~—~~	~~$ (262~~	)	$ ~~(3,340~~	)	$ ~~2,143~~

~~Net loss per share~~
~~Basic~~	~~$~~	~~(0.04~~	)	~~$~~	~~0.08~~

~~Diluted~~	~~$~~	~~(0.04~~	)	~~$~~	~~0.08~~

~~Weighted average shares used to compute net loss per share~~
~~Basic~~		~~27,024~~			~~27,024~~

~~Diluted~~		~~27,024~~			~~28,250~~

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.
(c)	This operating expense adjustment reflects the costs associated with acquisitions in 2016.

Securities and Exchange Commission

December 28, 2016

	Three months ended September 30, 2015
(In thousands)	GAAP 2015			Stock ~~Stock~~ compensation expense (a)		Intangible ~~Intangible~~ amortization (b)		~~related~~Total ~~expense~~ adjustments		Non-GAAP 2015
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product		$14,144						$—			$14,144
Service		12,310						—			12,310

Total revenue		26,454		—		—		—			26,454

Cost of revenue
Product		5,248		56		81		137			5,111
Service		4,968		248		—		248			4,720

Total cost of revenue		10,216		304		81		385			9,831

Gross profit		16,238		(304)		(81)		(385)			16,623

(In thousands)	GAAP 2015			Stock compensation expense (a)		Intangible amortization (b)		Total adjustments		Non-GAAP 2015
Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development		4,252		375		—		375			3,877
Sales and marketing		12,178		1,388		56		1,444			10,734
General and administrative		4,146		1,124		81		1,205			2,941

Total operating expenses		20,576		2,887		137		3,024			17,552

~~Income (loss) from operations~~		~~(4,338~~	)	~~(3,191~~	)	~~(218~~	)	~~(3,409~~	)		~~(929~~	)
~~Interest income~~		~~139~~						~~—~~			~~139~~
~~Other expense, net~~		~~(149~~	)					~~—~~			~~(149~~	)

~~Income (loss) before income taxes~~		~~(4,348~~	)	~~(3,191~~	)	~~(218~~	)	~~(3,409~~	)		~~(939~~	)
~~Provision for income taxes~~		~~(116~~	)					~~—~~			~~(116~~	)

~~Net Income (loss)~~	$	~~(4,464~~	)	$ ~~(3,191~~		~~$ (218~~	)	~~$ (3,409~~	)	~~$~~	~~(1,055~~	)

~~Net loss per share~~
~~Basic and diluted~~	$	~~(0.17~~	)							~~$~~	~~(0.04~~	)

~~Weighted average shares used to compute net loss per share~~
~~Basic and diluted~~		~~26,131~~									~~26,131~~

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.

Securities and Exchange Commission

December 28, 2016

	Vocera Communications, Inc.
	Nine months ended September 30, 2016
		Stock	Intangible	Acquisition
(In thousands)	GAAP	compensation	amortization	related	Total	Non-GAAP
	2016	expense (a)	(b)	expense (c)	adjustments	2016
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product	$50,807				$—	$50,807
Service	40,877				—	40,877

Total revenue	91,684	—	—	—	—	91,684

Cost of revenue
Product	16,435	167	179		346	16,089
Service	18,037	724	—		724	17,313

Total cost of revenue	34,472	891	179	—	1,070	33,402

Gross profit	57,212	(891)	(179)	—	(1,070)	58,282

		Stock	Intangible	Acquisition
(In thousands)	GAAP	compensation	amortization	related	Total	Non-GAAP
	2016	expense (a)	(b)	expense (c)	adjustments	2016

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development	12,686	817	—		817	11,869
Sales and marketing	38,078	3,390	138		3,528	34,550
General and administrative	14,099	3,493	233	262	3,988	10,111

Total operating expenses	64,863	7,700	371	262	8,333	56,530

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.
(c)	This operating expense adjustment reflects the costs associated with acquisitions in 2016.

Securities and Exchange Commission

December 28, 2016

	Nine months ended September 30, 2015
		Stock	Intangible
(In thousands)	GAAP	compensation	amortization	Litigation	Total	Non-GAAP
	2015	expense (a)	(b)	expense (c)	adjustments	2015
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product	$39,926				$—	$39,926
Service	35,795				—	35,795

Total revenue	75,721	—	—	—	—	75,721

Cost of revenue
Product	14,403	190	243		433	13,970
Service	14,733	764	—		764	13,969

Total cost of revenue	29,136	954	243	—	1,197	27,939

Gross profit	46,585	(954)	(243)	—	(1,197)	47,782

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development	12,977	918	—		918	12,059
Sales and marketing	34,694	3,483	172		3,655	31,039
General and administrative	12,714	3,174	163	9	3,346	9,368

Total operating expenses	60,385	7,575	335	9	7,919	52,466

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.
(c)	This operating expense adjustment reflects class action litigation expenses from the August 2013 lawsuit.
~~(d)~~	~~This operating expense adjustment reflects the costs associated with acquisitions in 2016.~~

Securities and Exchange Commission

December 28, 2016

~~Vocera Communications, Inc.~~
~~Reconciliation of GAAP to Non-GAAP (In thousands, except per share amounts) (Unaudited) Nine months ended September 30, 2016~~
				~~Stock~~		~~Intangible~~			~~Acquisition~~
	~~GAAP~~			~~compensation~~		~~amortization~~		~~Litigation~~	~~related~~		~~Total~~			~~Non-GAAP~~
	~~2016~~			~~expense (a)~~		~~(b)~~		~~expense (c)~~	~~expense (d)~~		~~adjustments~~			~~2016~~
~~Revenue~~
~~Product~~	~~$~~	~~50,807~~									~~$~~	~~—~~		~~$~~	~~50,807~~
~~Service~~		~~40,877~~										~~—~~			~~40,877~~

~~Total revenue~~		~~91,684~~		~~—~~		~~—~~		~~—~~	~~—~~ 			~~—~~			~~91,684~~

~~Cost of revenue~~
~~Product~~		~~16,435~~		~~167~~		~~179~~						~~346~~			~~16,089~~
~~Service~~		~~18,037~~		~~724~~		~~—~~						~~724~~			~~17,313~~

~~Total cost of revenue~~		~~34,472~~		~~891~~		~~179~~		~~—~~	~~—~~			~~1,070~~			~~33,402~~

~~Gross profit~~		~~57,212~~		~~(891~~	)	~~(179~~	)	~~—~~	~~—~~			~~(1,070~~	)		~~58,282~~

~~Operating expenses~~
~~Research and development~~		~~12,686~~		~~817~~		~~—~~						~~817~~			~~11,869~~
~~Sales and marketing~~		~~38,078~~		~~3,390~~		~~138~~						~~3,528~~			~~34,550~~
~~General and administrative~~		~~14,099~~		~~3,493~~		~~233~~			~~262~~			~~3,988~~			~~10,111~~

~~Total operating expenses~~		~~64,863~~		~~7,700~~		~~371~~		~~—~~	~~262~~			~~8,333~~			~~56,530~~

~~Income (loss) from operations~~		~~(7,651~~	)	~~(8,591~~	)	~~(550~~	)	~~—~~	~~(262~~	)		~~(9,403~~	)		~~1,752~~
~~Interest income~~		~~573~~										~~—~~			~~573~~
~~Other expense, net~~		~~(226~~	)									~~—~~			~~(226~~	)

~~Income (loss) before income taxes~~		~~(7,304~~	)	~~(8,591~~	)	~~(550~~	)	~~—~~	~~(262~~	)		~~(9,403~~	)		~~2,099~~
~~Provision for income taxes~~		~~(183~~	)									~~—~~			~~(183~~	)

~~Net Income (loss)~~	~~$~~	~~(7,487~~	)	~~$ (8,591~~	)	~~$ (550~~	)	$ ~~—~~	~~$ (262~~	)	~~$~~	~~(9,403~~	)	~~$~~	~~1,916~~

~~Net loss per share~~
~~Basic~~	~~$~~	~~(0.28~~	)											~~$~~	~~0.07~~

~~Diluted~~	~~$~~	~~(0.28~~	)											~~$~~	~~0.07~~

~~Weighted average shares used to compute net loss per share~~
~~Basic~~		~~26,675~~													~~26,675~~

~~Diluted~~		~~26,675~~													~~27,911~~

Securities and Exchange Commission

December 28, 2016

~~Nine months ended September 30, 2015~~
				~~Stock~~		~~Intangible~~				~~Acquisition~~
	~~GAAP~~			~~compensation~~		~~amortization~~		~~Litigation~~		~~related~~	~~Total~~			~~Non-GAAP~~
	~~2015~~			~~expense (a)~~		~~(b)~~		~~expense (c)~~		~~expense (d)~~	~~adjustments~~			~~2015~~
~~Revenue~~
~~Product~~	~~$~~	~~39,926~~									~~$~~	~~—~~		~~$~~	~~39,926~~
~~Service~~		~~35,795~~										~~—~~			~~35,795~~

~~Total revenue~~		~~75,721~~		~~—~~		~~—~~		~~—~~		~~—~~		~~—~~			~~75,721~~

~~Cost of revenue~~
~~Product~~		~~14,403~~		~~190~~		~~243~~						~~433~~			~~13,970~~
~~Service~~		~~14,733~~		~~764~~		~~—~~						~~764~~			~~13,969~~

~~Total cost of revenue~~		~~29,136~~		~~954~~		~~243~~		~~—~~		~~—~~		~~1,197~~			~~27,939~~

~~Gross profit~~		~~46,585~~		~~(954~~	)	~~(243~~	)	~~—~~		~~—~~		~~(1,197~~	)		~~47,782~~

~~Operating expenses~~
~~Research and development~~		~~12,977~~		~~918~~		~~—~~						~~918~~			~~12,059~~
~~Sales and marketing~~		~~34,694~~		~~3,483~~		~~172~~						~~3,655~~			~~31,039~~
~~General and administrative~~		~~12,714~~		~~3,174~~		~~163~~		~~9~~				~~3,346~~			~~9,368~~

~~Total operating expenses~~		~~60,385~~		~~7,575~~		~~335~~		~~9~~		~~—~~		~~7,919~~			~~52,466~~

~~Income (loss) from operations~~		~~(13,800~~	)	~~(8,529~~	)	~~(578~~	)	~~(9~~	)	~~—~~		~~(9,116~~	)		~~(4,684~~	)
~~Interest income~~		~~366~~										~~—~~			~~366~~
~~Other expense, net~~		~~(314~~	)									~~—~~			~~(314~~	)

~~Income (loss) before income taxes~~		~~(13,748~~	)	~~(8,529~~	)	~~(578~~	)	~~(9~~	)	~~—~~		~~(9,116~~	)		~~(4,632~~	)
~~Provision for income taxes~~		~~(374~~	)									~~—~~			~~(374~~	)

~~Net Income (loss)~~	~~$~~	~~(14,122~~	)	~~$ (8,529~~	)	~~$ (578~~	)	~~$ (9~~	)	$ ~~—~~	~~$~~	~~(9,116~~	)	~~$~~	~~(5,006~~	)

~~Net loss per share~~
~~Basic and diluted~~	~~$~~	~~(0.55~~	)											~~$~~	~~(0.19~~	)

~~Weighted average shares used to compute net loss per share~~
~~Basic and diluted~~		~~25,878~~													~~25,878~~

~~(a)~~	~~This adjustment reflects the accounting impact of non-cash stock-based compensation expense.~~
~~(b)~~	~~This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.~~
~~(c)~~	~~This operating expense adjustment reflects class action litigation expenses from the August 2013 lawsuit.~~
~~(d)~~	~~This operating expense adjustment reflects the costs associated with acquisitions in 2016.~~

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Non-GAAP Net loss and net loss per share and Adjusted EBITDA

(In thousands)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
GAAP net loss	$(1,197)	$(4,464)	$(7,487)	$(14,122)
Add back:
Stock compensation expense	2,900	3,191	8,591	8,529
Litigation expense	—	—	—	9
Acquisition related expenses	262	—	262	—
Interest income	(180)	(123)	(530)	(316)
Depreciation and amortization expense	815	831	2,271	2,485
Provision for income taxes	49	116	183	374

Non-GAAP adjusted EBITDA	$2,649	$(449)	$3,290	$(3,041)

GAAP net loss	$(1,197)	$(4,464)	$(7,487)	$(14,122)
Add back:
Stock compensation expense	$2,900	$3,191	$8,591	$8,529
Intangible amortization	$178	$218	$550	$578
Litigation expense	$—	$—	$—	$9
Acquisition related expenses	$262	$—	$262	$—

Non-GAAP net loss	$2,143	$(1,055)	$1,916	$(5,006)

Net loss per share
Basic	$0.08	$(0.04)	$0.07	$(0.19)
Diluted	$0.08	$(0.04)	$0.07	$(0.19)
Weighted average shares used to compute net loss per share
Basic	27,024	26,131	26,675	25,878
Diluted	28,250	26,131	27,911	25,878

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Future guidance for operating results

(In millions, except per share amounts)

Reconciliation for GAAP to Non-GAAP for net income (loss) and net income (loss) per share

	Q4-16		FY-16
	Low	High	Low	High
Revenue	$34.3	$36.3	$126.0	$128.0
GAAP net loss	(8.1)	(6.1)	(15.6)	(13.6)
Stock compensation expense	3.4	3.4	12.0	12.0
Intangible amortization expense	0.2	0.2	0.8	0.8
Acquisition and restructuring expense	2.9	2.4	3.2	2.7

Total adjustments	6.6	6.0	16.0	15.5

Non-GAAP net income (loss)	$(1.6)	$(0.1)	$0.4	$1.9

Weighted average shares (in thousands)
Basic	27,150	27,150	26,794	26,794
Diluted - GAAP	27,150	27,150	26,794	26,794
Diluted - Non-GAAP	27,150	27,150	28,000	28,000
GAAP net loss per share, basic and diluted	$(0.30)	$(0.23)	$(0.58)	$(0.51)
Non-GAAP net income (loss) per share :
Basic	$(0.06)	$—	$0.01	$0.07
Diluted	$(0.06)	$—	$0.01	$0.07

Reconciliation of Non-GAAP net income (loss) to adjusted EBITDA

	Q4-16		FY-16
	Low	High	Low	High
Non-GAAP net income (loss)	$(1.6)	$(0.1)	$0.4	$1.9

Interest income, net	(0.1)	(0.1)	(0.6)	(0.6)
Depreciation expense	0.7	0.7	2.4	2.4
Provision for income taxes	0.1	0.1	0.3	0.3

Total adjustments	0.7	0.7	2.1	2.1

Adjusted EBITDA	$(0.8)	$0.7	$2.5	$4.0

*	Amounts may not recompute due to rounding.

Securities and Exchange Commission

December 28, 2016

Exhibit B

Vocera Announces Third Quarter Revenue of $33.8 million and Raises FY’16 Revenue Guidance

SAN JOSE, Calif.—October 27, 2016—Vocera Communications, Inc. (NYSE: VCRA), the leading healthcare communications company, today reported total revenue of $33.8 million, an increase of 28% compared to revenue of $26.5 million in the third quarter of 2015.

“The third quarter of 2016 was an outstanding quarter for our business. The market demand for our products is expanding, as both new and existing customers seek solutions to address communication and collaboration challenges and improve patient safety and staff experience. Our success in the market is confirmation that the Vocera software platform is resonating with customers.” said Brent Lang, president and CEO of Vocera. “We are executing well as a company, and our sales, customer deployments, and product development efforts are on track for continued success.”

Third quarter of 2016 financial highlights include:

•	Total revenue of $33.8 million, up 28% year-over-year

•	GAAP loss per share of $(0.04); non-GAAP earnings per share of $0.08

•	GAAP net loss of $(1.2) million; Adjusted EBITDA of $2.6 million

•	Deferred revenue of $41.8 million as of September 30, 2016

•	Cash, cash equivalents and short-term investments of $121.6 million; no debt

Third Quarter 2016 Results

Total revenue for the third quarter of 2016 was $33.8 million, compared to $26.5 million in the third quarter of 2015.

(in thousands)	Three months ended September 30,
	2016	2015	% change
Product revenue
Device	$14,106	$10,448	35.0%
Software	5,197	3,696	40.6

Total product	19,303	14,144	36.5
Service revenue
Maintenance and support	11,037	9,852	12.0
Professional services and training	3,415	2,458	38.9

Total service	14,452	12,310	17.4

Total revenue	$33,755	$26,454	27.6%

Securities and Exchange Commission

December 28, 2016

GAAP gross margin for the third quarter of 2016 was 63.6%, compared to 61.4% in the third quarter of 2015.

	Three months ended September 30,
	2016	2015
Gross margin
Product	68.7%	62.9%
Service	56.7	59.6
Total gross margin	63.6%	61.4%
Non-GAAP gross margin
Product	69.3%	63.9%
Service	58.4	61.7
Total non-GAAP gross margin	64.6%	62.8%

GAAP net loss for the third quarter of 2016 was $(1.2) million, or $(0.04) per share, compared to $(4.5) million, or $(0.17) per share in the third quarter of 2015. Both Adjusted EBITDA and non-GAAP net income were positive in the third quarter of 2016.

	Three months ended September 30,
(in thousands except per share amounts)	2016	2015
Net loss	$(1,197)	$(4,464)
Net loss per share	$(0.04)	$(0.17)
Non-GAAP net income (loss)	$2,143	$(1,055)
Non-GAAP net income (loss) per share	$0.08	$(0.04)
Adjusted EBITDA	$2,649	$(449)

Deferred revenue at September 30, 2016, was $41.8 million, compared to $34.1 million at September 30, 2015, and $39.6 million at December 31, 2015. Strong expense and working capital management resulted in cash, cash equivalents and short-term investments of $121.6 million at September 30, 2016, compared to $116.1 million at September 30, 2015, and $116.8 million at December 31, 2015. The Company continues to have a strong balance sheet with no debt.

Securities and Exchange Commission

December 28, 2016

Full Year and Fourth Quarter 2016 Guidance

Earlier today, the Company announced the acquisition of Extension Healthcare in a separate press release. As part of this acquisition the Company will issue restricted stock units totaling approximately 300,000 shares of Vocera common stock to approximately 140 Extension Healthcare employees who will join Vocera. These restricted stock units will vest over three years after the closing. The Company’s guidance incorporates the estimated impact of the acquisition except for the amortization of acquired intangibles which will be determined as part of purchase accounting.

The Company is raising full-year 2016 revenue guidance to between $126 million and $128 million and a GAAP loss per share between $(0.58) and $(0.51). The Company also raised full-year 2016 non-GAAP net income per share guidance to be between $0.01 and $0.07 and non-GAAP Adjusted EBITDA to be between $2.5 and $4.0 million.

(in millions except per share amounts)	Q4’16		FY’16
	Low	High	Low	High
Revenue	$34.3	$36.3	$126.0	$128.0
Loss per share	$(0.30)	$(0.23)	$(0.58)	$(0.51)
Diluted non-GAAP net income (loss) per share	$(0.06)	$—	$0.01	$0.07
Adjusted EBITDA	$(0.8)	$0.7	$2.5	$4.0

Certain amounts in our release may not re-compute due to rounding. A reconciliation of non-GAAP to GAAP financial measures, and fourth quarter and full-year guidance, are included in the financial schedules, linked below.

Link to third-quarter financial statements, guidance and reconciliation to GAAP:

http://www.vocera.com/public/earnings/VCRA-Q3-16-Financials.pdf

The restricted stock units described above to Extension Healthcare employees will be made from an inducement plan for the acquisition adopted by the Company’s Board of Directors without shareholder approval pursuant to the inducement exemption provided under the NYSE listing rules.

Conference Call Information

Vocera Communications will host a conference call at 5 p.m. ET (2 p.m. PT) today, October 27, 2016, to discuss the Company’s results.

Investors may access a free, live webcast of the call through the Investors section of the Company’s website at investors.vocera.com.

The call also can be accessed by dialing 844-464-3152, or 508-637-5574 for international callers, and using the access code 81440273.

A webcast replay of the call will be archived on the Vocera website.

Securities and Exchange Commission

December 28, 2016

Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding future events, such as our ability to continue execute on our business plans and strategies and our expected operating results for the fourth quarter and full year 2016. These forward-looking statements are based on limited information currently available to us and our management`s expectations, which are inherently subject to change and involve a number of risks and uncertainties.

Actual events or results may differ materially from those in any forward-looking statement due to various factors, including but not limited to, our ability to achieve anticipated strategic or financial benefits from our acquisitions; changes in regulations in the U.S. and other countries; the effects on government and commercial hospital customers of the federal budget and budgetary uncertainty; changes in healthcare insurance coverage and consumers’ utilization of healthcare and hospital services; our ability to achieve and maintain profitability; the demand for our various solutions in the healthcare and other markets; our lengthy and unpredictable sales cycle; our ability to offer high-quality services and support for our solutions; our ability to acquire the sole and limited source hardware and software components of our solutions; our ability to obtain the required capacity and product quality from our contract manufacturer; our ability to develop and introduce new solutions and features to existing solutions and to manage our growth; and the other factors described in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as our other filings with the Securities and Exchange Commission (SEC). Our filings with the SEC are available on the Investors section of the Company`s web site at www.vocera.com. The financial and other information contained in this press release should be read in conjunction with the financial statements and notes thereto included in our filings with the SEC. Our operating results for any historical period, including the third quarter of 2016, are not necessarily indicative of our operating results for any future periods. This press release speaks only as of its date. We assume no obligation to update the information in this press release, to revise any forward-looking statements, or to update the reasons actual events or results could differ materially from those anticipated in forward-looking statements.

Use of Non-GAAP Financial Information

This press release contains financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Our management evaluates the Company’s results and makes operating decisions using various GAAP and non-GAAP measures. In addition to our GAAP results, we also consider non-GAAP gross margin, non-GAAP gross margin for products and for services, non-GAAP net income/(loss), non-GAAP earnings/(loss) per diluted share and non-GAAP operating expenses. We also present Adjusted EBITDA, a non-GAAP measure that we reconcile to net income/(loss). These non-GAAP measures should not be considered as a substitute for the corresponding financial measure derived in accordance with GAAP. We present the non-GAAP measures because we consider them to be important supplemental information for our investors for analyzing our performance, core operating results and trends. Investors are encouraged to review the reconciliation of non-GAAP financial measures to their most directly comparable GAAP measures included with this press release.

Securities and Exchange Commission

December 28, 2016

Our non-GAAP gross margins, non-GAAP net income/(loss), non-GAAP earnings/(loss) per diluted share, non-GAAP operating expenses, and Adjusted EBITDA are exclusive of certain items to facilitate management’s review of the comparability of our core operating results on a period to period basis because such items are not related to our ongoing core operating results as viewed by management. We define our “core operating results” as those revenues recorded in a particular period and the expenses incurred within that period that directly drive operating income in that period. Management uses these non-GAAP financial measures in making operating decisions because, in addition to meaningful supplemental information regarding operating performance, the measures give us a better understanding of how we should invest in research and development, fund infrastructure growth and evaluate the effectiveness of marketing strategies. In calculating the above non-GAAP results, management specifically adjusted for the following excluded items:

a) Stock-based compensation expense impact. We recognize equity plan-related compensation expenses, which represent the fair value of all share-based payments to employees, including grants of employee stock options and restricted stock units as non-GAAP adjustments in each period.

b) Amortization of acquired intangibles. We acquired certain companies in 2010 and 2014 and we have just announced an acquisition in 2016, and booked, or expect to book intangible assets related to these acquisitions. The amortization of these acquired intangible assets is excluded from non-GAAP net income because it is not related to ongoing controllable management decisions and because it is non-cash in nature.

c) Securities litigation. In August 2013, Vocera and other related parties were named as defendants in two purported securities class actions, alleging claims for allegedly misleading statements regarding our business and financial results. An agreement in principle to settle these matters has been agreed to by Vocera and lead plaintiff counsel in the third quarter of 2015 and the settlement, which called for payment of $9 million, was funded entirely and directly by our insurance carriers and paid during the three months ended September 30, 2016. Our projections of net income/(loss), and non-GAAP earnings/(loss) per diluted share for the full year and fourth quarter of 2016 do not give effect to any such future legal expenses because we do not regard them as reflective of the costs we incur to operate our business. For the same reason, our non-GAAP results exclude these securities litigation expenses.

d) Acquisition related expenses. In addition to the amortization of acquired intangibles mentioned above, we also adjust for certain acquisition-related expenses that we may incur including (i) professional service fees and (ii) transition costs. Professional service fees include third party costs related to the acquisition, such as due diligence costs, accounting fees, legal fees, valuation services and commissions, if any. Transition costs include retention payments, transitional employee costs and earn-out payments treated as compensation expense. We consider such costs and adjustments as highly variable in amount and frequency, being significantly impacted by the timing and size of any acquisitions. By excluding acquisition-related costs and adjustments from our non-GAAP measures, management can better focus on the organic continuing operations of our baseline and acquired businesses.

Securities and Exchange Commission

December 28, 2016

e) Restructuring costs. We exclude restructuring costs from non-GAAP measures because we do not regard these limited-term or one-time costs as reflective of normal costs we incur to operate our business. These are defined in U.S. GAAP to include one-time employee termination benefits, contract termination costs, and other associated costs, with respect to exit or disposal activities.

Management adjusts for the above items because management believes that, in general, these items possess one or more of the following characteristics: their magnitude and timing is largely outside of Vocera’s control; they are unrelated to the ongoing operation of the business in the ordinary course; they are unusual and we do not expect them to occur in the ordinary course of business; or they are non-operational, or non-cash expenses involving stock option grants.

We believe that the presentation of these non-GAAP financial measures is warranted for several reasons:

1) Such non-GAAP financial measures provide an additional analytical tool for understanding our financial performance by excluding the impact of items which may obscure trends in the core operating results of the business;

2) These non-GAAP financial measures facilitate comparisons to the operating results of other companies commonly compared to us, which use similar financial measures to supplement their GAAP results, thus enhancing the perspective of investors who wish to utilize such comparisons in their analysis of our performance; and

3) These non-GAAP financial measures are employed by our management in their own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting.

Set forth below are additional reasons why share-based compensation expense is excluded from our non-GAAP financial measures:

i) While share-based compensation constitutes one of our ongoing and recurring expenses, it is not an expense that requires cash settlement by us. We therefore exclude these charges for purposes of evaluating core operating results. Thus, our non-GAAP measurements are presented exclusive of stock-based compensation expense to assist management and investors in evaluating our core operating results.

ii) We present share-based payment compensation expense in our reconciliation of non-GAAP financial measures on a pre-tax basis because the exact tax differences related to the timing and deductibility of share-based compensation are dependent upon the trading price of our common stock and the timing and exercise by employees of their stock options. As a result of these timing and market uncertainties, the tax effect related to share-based compensation expense would be inconsistent in amount and frequency and is therefore excluded from our non-GAAP results.

Securities and Exchange Commission

December 28, 2016

As stated above, we present non-GAAP financial measures because we consider them to be important supplemental measures of performance. However, non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for our GAAP results. In the future, we expect to incur expenses similar to certain of the non-GAAP adjustments described above and expect to continue reporting non-GAAP financial measures excluding such items. Some of the limitations in relying on non-GAAP financial measures are:

•	Our stock options, restricted stock units, and stock purchase plans are important components of incentive compensation arrangements and will be reflected as expenses in our GAAP results for the foreseeable future; and

•	Other companies may calculate non-GAAP financial measures differently than us, limiting their usefulness as a comparative measure.

Pursuant to the requirements of SEC Regulation G, a detailed reconciliation between our non-GAAP and GAAP financial results is set forth in the financial tables referred to above, and linked to, this press release. Investors are advised to carefully review and consider this information strictly as a supplement to the GAAP results for the respective periods.

About Vocera:

Vocera Communications, Inc. offers one of the most robust clinical communications systems in healthcare. Vocera delivers secure, integrated and intelligent communication solutions that enable care teams to collaborate more efficiently by delivering the right information, to the right person, on the right device, in the right location, at the right time. Vocera solutions provide hands-free voice communication, smartphone applications, secure text messaging, patient engagement tools, and integrated clinical workflow with EHRs, nurse call systems and physiological monitors. These solutions help improve operational efficiency, quality of care, safety and satisfaction across the continuum of care. In addition to technology solutions, Vocera drives thought leadership and new standards in care to elevate patient, family, nurse and physician experiences via the company’s research collaborative, the Experience Innovation Network. Vocera is led by President and CEO Brent Lang and is headquartered in San Jose, California, with offices in San Francisco, Tennessee, Canada, India, United Arab Emirates and the United Kingdom. Robert J. Zollars is the Chairman of the Board. For more information, visit www.vocera.com and @VoceraComm on Twitter.

The Vocera logo is a trademark of Vocera Communications, Inc. Vocera® is a trademark of Vocera Communications, Inc. registered in the United States and other jurisdictions. All other trademarks appearing in this release are the property of their respective owners.

Securities and Exchange Commission

December 28, 2016

Contacts:

Investors:

Sue Dooley

Vocera Communications, Inc.

408.882.5971

investorrelations@vocera.com

Media:

Tara Stultz

Amendola Communications

440.225.9595

tstultz@acmarketingpr.com

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue
Product	$19,303	$14,144	$50,807	$39,926
Service	14,452	12,310	40,877	35,795

Total revenue	33,755	26,454	91,684	75,721

Cost of revenue
Product	6,042	5,248	16,435	14,403
Service	6,253	4,968	18,037	14,733

Total cost of revenue	12,295	10,216	34,472	29,136

Gross profit	21,460	16,238	57,212	46,585

Operating expenses
Research and development	4,286	4,252	12,686	12,977
Sales and marketing	13,305	12,178	38,078	34,694
General and administrative	5,138	4,146	14,099	12,714

Total operating expenses	22,729	20,576	64,863	60,385

Loss from operations	(1,269)	(4,338)	(7,651)	(13,800)
Interest income	196	139	573	366
Other expense, net	(75)	(149)	(226)	(314)

Loss before income taxes	(1,148)	(4,348)	(7,304)	(13,748)
Provision for income taxes	(49)	(116)	(183)	(374)

Net loss	$(1,197)	$(4,464)	$(7,487)	$(14,122)

Net loss per share
Basic and diluted	$(0.04)	$(0.17)	$(0.28)	$(0.55)

Weighted average shares used to compute net loss per share
Basic and diluted	27,024	26,131	26,675	25,878

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Condensed Consolidated Balance Sheets

(In Thousands)

(Unaudited)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$41,100	$20,572
Short-term investments	80,509	96,202
Accounts receivable, net of allowance	17,772	22,605
Other receivables	869	1,009
Inventories	4,083	2,713
Prepaid expenses and other current assets	2,756	2,165

Total current assets	147,089	145,266
Property and equipment, net	6,109	3,620
Intangible assets, net	1,825	2,375
Goodwill	9,988	9,988
Other long-term assets	1,111	1,012

Total assets	$166,122	$162,261

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$2,844	$2,932
Accrued payroll and other current liabilities	12,081	13,339
Deferred revenue, current	33,678	31,495

Total current liabilities	48,603	47,766
Deferred revenue, long-term	8,139	8,097
Other long-term liabilities	4,260	1,967

Total liabilities	61,002	57,830
Stockholders’ equity	105,120	104,431

Total liabilities and stockholders’ equity	$166,122	$162,261

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Three months ended September 30, 2016

(In thousands)	GAAP 2016	Stock compensation expense (a)	Intangible amortization (b)	Acquisition related expense (c)	Total adjustments	Non-GAAP 2016
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product	$19,303				$—	$19,303
Service	14,452				—	14,452

Total revenue	33,755	—	—	—	—	33,755

Cost of revenue
Product	6,042	61	60		121	5,921
Service	6,253	237	—		237	6,016

Total cost of revenue	12,295	298	60	—	358	11,937

Gross profit	21,460	(298)	(60)	—	(358)	21,818

(In thousands)	GAAP 2016	Stock compensation expense (a)	Intangible amortization (b)	Acquisition related expense (c)	Total adjustments	Non-GAAP 2016
Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development	4,286	287	—		287	3,999
Sales and marketing	13,305	1,102	46		1,148	12,157
General and administrative	5,138	1,213	72	262	1,547	3,591

Total operating expenses	22,729	2,602	118	262	2,982	19,747

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.
(c)	This operating expense adjustment reflects the costs associated with acquisitions in 2016.

Securities and Exchange Commission

December 28, 2016

	Three months ended September 30, 2015
(In thousands)	GAAP 2015	Stock compensation expense (a)	Intangible amortization (b)	Total adjustments	Non-GAAP 2015
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product	$14,144			$—	$14,144
Service	12,310			—	12,310

Total revenue	26,454	—	—	—	26,454

Cost of revenue
Product	5,248	56	81	137	5,111
Service	4,968	248	—	248	4,720

Total cost of revenue	10,216	304	81	385	9,831

Gross profit	16,238	(304)	(81)	(385)	16,623

(In thousands)	GAAP 2015	Stock compensation expense (a)	Intangible amortization (b)	Total adjustments	Non-GAAP 2015
Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development	4,252	375	—	375	3,877
Sales and marketing	12,178	1,388	56	1,444	10,734
General and administrative	4,146	1,124	81	1,205	2,941

Total operating expenses	20,576	2,887	137	3,024	17,552

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.

Securities and Exchange Commission

December 28, 2016

	Vocera Communications, Inc. Nine months ended September 30, 2016
(In thousands)	GAAP 2016	Stock compensation expense (a)	Intangible amortization (b)	Acquisition related expense (c)	Total adjustments	Non-GAAP 2016
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product	$50,807				$—	$50,807
Service	40,877				—	40,877

Total revenue	91,684	—	—	—	—	91,684

Cost of revenue
Product	16,435	167	179		346	16,089
Service	18,037	724	—		724	17,313

Total cost of revenue	34,472	891	179	—	1,070	33,402

Gross profit	57,212	(891)	(179)	—	(1,070)	58,282

(In thousands)	GAAP 2016	Stock compensation expense (a)	Intangible amortization (b)	Acquisition related expense (c)	Total adjustments	Non-GAAP 2016
Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development	12,686	817	—		817	11,869
Sales and marketing	38,078	3,390	138		3,528	34,550
General and administrative	14,099	3,493	233	262	3,988	10,111

Total operating expenses	64,863	7,700	371	262	8,333	56,530

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.
(c)	This operating expense adjustment reflects the costs associated with acquisitions in 2016.

Securities and Exchange Commission

December 28, 2016

	Nine months ended September 30, 2015
(In thousands)	GAAP 2015	Stock compensation expense (a)	Intangible amortization (b)	Litigation expense (c)	Total adjustments	Non-GAAP 2015
Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (Unaudited)
Revenue
Product	$39,926				$—	$39,926
Service	35,795				—	35,795

Total revenue	75,721	—	—	—	—	75,721

Cost of revenue
Product	14,403	190	243		433	13,970
Service	14,733	764	—		764	13,969

Total cost of revenue	29,136	954	243	—	1,197	27,939

Gross profit	46,585	(954)	(243)	—	(1,197)	47,782

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)
Research and development	12,977	918	—		918	12,059
Sales and marketing	34,694	3,483	172		3,655	31,039
General and administrative	12,714	3,174	163	9	3,346	9,368

Total operating expenses	60,385	7,575	335	9	7,919	52,466

(a)	This adjustment reflects the accounting impact of non-cash stock-based compensation expense.
(b)	This adjustment reflects the accounting impact of acquisitions in 2010 and 2014 in non-cash expense.
(c)	This operating expense adjustment reflects class action litigation expenses from the August 2013 lawsuit.

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Non-GAAP Net loss and net loss per share and Adjusted EBITDA

(In thousands)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
GAAP net loss	$(1,197)	$(4,464)	$(7,487)	$(14,122)
Add back:
Stock compensation expense	2,900	3,191	8,591	8,529
Litigation expense	—	—	—	9
Acquisition related expenses	262	—	262	—
Interest income	(180)	(123)	(530)	(316)
Depreciation and amortization expense	815	831	2,271	2,485
Provision for income taxes	49	116	183	374

Non-GAAP adjusted EBITDA	$2,649	$(449)	$3,290	$(3,041)

GAAP net loss	$(1,197)	$(4,464)	$(7,487)	$(14,122)
Add back:
Stock compensation expense	$2,900	$3,191	$8,591	$8,529
Intangible amortization	$178	$218	$550	$578
Litigation expense	$—	$—	$—	$9
Acquisition related expenses	$262	$—	$262	$—

Non-GAAP net loss	$2,143	$(1,055)	$1,916	$(5,006)

Net loss per share
Basic	$0.08	$(0.04)	$0.07	$(0.19)
Diluted	$0.08	$(0.04)	$0.07	$(0.19)
Weighted average shares used to compute net loss per share
Basic	27,024	26,131	26,675	25,878
Diluted	28,250	26,131	27,911	25,878

Securities and Exchange Commission

December 28, 2016

Vocera Communications, Inc.

Future guidance for operating results

(In millions, except per share amounts)

Reconciliation for GAAP to Non-GAAP for net income (loss) and net income (loss) per share

	Q4-16		FY-16
	Low	High	Low	High
Revenue	$34.3	$36.3	$126.0	$128.0
GAAP net loss	(8.1)	(6.1)	(15.6)	(13.6)
Stock compensation expense	3.4	3.4	12.0	12.0
Intangible amortization expense	0.2	0.2	0.8	0.8
Acquisition and restructuring expense	2.9	2.4	3.2	2.7

Total adjustments	6.6	6.0	16.0	15.5

Non-GAAP net income (loss)	$(1.6)	$(0.1)	$0.4	$1.9

Weighted average shares (in thousands)
Basic	27,150	27,150	26,794	26,794
Diluted - GAAP	27,150	27,150	26,794	26,794
Diluted - Non-GAAP	27,150	27,150	28,000	28,000
GAAP net loss per share, basic and diluted	$(0.30)	$(0.23)	$(0.58)	$(0.51)
Non-GAAP net income (loss) per share:
Basic	$(0.06)	$—	$0.01	$0.07
Diluted	$(0.06)	$—	$0.01	$0.07

Reconciliation of Non-GAAP net income (loss) to adjusted EBITDA

	Q4-16		FY-16
	Low	High	Low	High
Non-GAAP net income (loss)	$(1.6)	$(0.1)	$0.4	$1.9

Interest income, net	(0.1)	(0.1)	(0.6)	(0.6)
Depreciation expense	0.7	0.7	2.4	2.4
Provision for income taxes	0.1	0.1	0.3	0.3

Total adjustments	0.7	0.7	2.1	2.1

Adjusted EBITDA	$(0.8)	$0.7	$2.5	$4.0

*	Amounts may not recompute due to rounding.